Exhibit 99.1

Materialise Reports First Quarter 2019 Results

LEUVEN, Belgium—(BUSINESS WIRE)—April 30, 2019 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2019.

Highlights – First Quarter 2019

•	Total revenue increased 7.3% to 47,115 kEUR for the first quarter of 2019 from 43,899 kEUR for the first quarter of 2018.

•	Total deferred revenue from annual software sales and maintenance contracts increased by 2,305 kEUR to 24,911 kEUR from 22,606 kEUR at the end of 2018.

•	Adjusted EBITDA increased 12% from the first quarter of 2018 to 5,829 kEUR for the first quarter of 2019.

•	Net loss for the first quarter of 2019 was (304) kEUR, or (0.01) EUR per diluted share, compared to (183) kEUR, or 0.00 EUR per diluted share, over the same period last year.

Executive Chairman Peter Leys commented, “In the year’s opening quarter, all three of our segments performed well. Materialise Software and Materialise Medical, which continue to invest in both sales and marketing and research and development, combined healthy double-digit revenue growth rates with solid double-digit EBITDA margins. In spite of the continuing macro-economic uncertainties, in particular in the automotive sector, Materialise Manufacturing also realized growth, both in terms of revenue and, more significantly, in terms of EBITDA. We believe we are on track to meet our financial guidance for 2019.”

First Quarter 2019 Results

Total revenue for the first quarter of 2019 increased 7.3% to 47,115 kEUR compared to 43,899 kEUR for the first quarter of 2018. Adjusted EBITDA increased to 5,829 kEUR from 5,224 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the first quarter of 2019 was 12.4% compared to 11.9% in the first quarter of 2018.

Revenue from our Materialise Software segment increased 12.3% to 9,350 kEUR for the first quarter of 2019 from 8,326 kEUR for the same quarter last year. Segment EBITDA increased to 2,961 kEUR from 2,324 kEUR while the segment EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) was 31.7% compared to 27.9% in the prior-year period.

Revenue from our Materialise Medical segment increased 13.6% to 13,566 kEUR for the first quarter of 2019 compared to 11,946 kEUR for the same period in 2018. Compared to the same quarter in 2018, revenues from medical devices and services grew 15.8%, and revenues from our medical software grew 9.4%. Segment EBITDA was 1,773 kEUR compared to 2,060 kEUR while the segment EBITDA margin decreased to 13.1% from 17.2% in the first quarter of 2018.

Revenue from our Materialise Manufacturing segment increased 2.3% to 24,184 kEUR for the first quarter of 2019 from 23,632 kEUR for the first quarter of 2018. Segment EBITDA increased to 3,695 kEUR from 3,133 kEUR while the segment EBITDA margin increased to 15.3% from 13.3% for the same quarter in 2018.

Gross profit was 25,579 kEUR, or 54.3% of total revenue, for the first quarter of 2019 compared to 23,955 kEUR, or 54.6% of total revenue, for the first quarter of 2018.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 8.5% to 25,361 kEUR for the first quarter of 2019 from 23,374 kEUR for the first quarter of 2018.

Net other operating income increased by 709 kEUR to 1,258 kEUR compared to 549 kEUR for the first quarter of 2018.

Operating result increased 30.6% to 1,476 kEUR from 1,130 kEUR for the same period in the prior year.

Net financial result was (592) kEUR compared to (710) kEUR for the prior-year period. The share in loss of joint venture amounted to (123) kEUR from (103) kEUR for the same period last year.

The first quarter of 2019 contained income tax expenses of (1,065) kEUR, compared to (500) kEUR in the first quarter of 2018. The decrease of 565 kEUR primarily reflects the change in deferred taxes from an income of 320 kEUR as at March 31, 2018 to an expense of 290 kEUR as at March 31, 2019.

As a result of the above, net loss for the first quarter of 2019 was (304) kEUR, compared to (183) kEUR for the same period in 2018. Total comprehensive income for the first quarter of 2019, which includes exchange differences on translation of foreign operations, was 284 kEUR compared to a loss of (278) kEUR for the same period in 2018.

At March 31, 2019, we had cash and equivalents of 111,052 kEUR compared to 115,506 kEUR at December 31, 2018. Cash flow from operating activities for the first quarter of 2019 was 4,081 kEUR compared to 6,200 kEUR in 2018. As a result of the implementation of the new accounting standard IFRS 16, we have recognized additional lease assets and liabilities for an amount of 4,998 kEUR at January 1, 2019. Our Adjusted EBITDA for the first quarter of 2019 was affected positively by this new standard from the rental payments decrease of 596 kEUR, but our operating profit was not impacted as the depreciation expenses increased by the same amount.

Net shareholders’ equity at March 31, 2019 was 136,377 kEUR compared to 135,989 kEUR at December 31, 2018.

2019 Guidance

As detailed in the company’s year-end fiscal 2018 earnings announcement, in fiscal 2019, management expects to report consolidated revenue between 196,000—204,000 kEUR and Adjusted EBITDA between 29,000 – 33,000 kEUR. Management also expects the amount of deferred revenue the company generates from annual licenses and maintenance in 2019 to increase by an amount between 2,000—4,000 kEUR as compared to 2018. Reflecting the usual seasonality of the company’s business, Materialise expects its financial performance to be weighted towards the second half of 2019.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1235, the reference rate of the European Central Bank on March 29, 2019.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2019 on Tuesday, April 30, 2019, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #4573367. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2019 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including our strategic priorities for 2019), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€
Revenue	52,934	47,115	43,899	47,115	43,899
Cost of sales	(24,195)	(21,536)	(19,944)	(21,536)	(19,944)
Gross profit	28,739	25,579	23,955	25,579	23,955
Gross profit as % of revenue	54,3%	54,3%	54.6%	54,3%	54.6%
Research and development expenses	(6,388)	(5,686)	(5,615)	(5,686)	(5,615)
Sales and marketing expenses	(13,571)	(12,079)	(10,599)	(12,079)	(10,599)
General and administrative expenses	(8,534)	(7,596)	(7,160)	(7,596)	(7,160)
Net other operating income (expenses)	1,412	1,258	549	1,258	549
Operating (loss) profit	1,658	1,476	1,130	1,476	1,130
Financial expenses	(1,344)	(1,196)	(1,550)	(1,196)	(1,550)
Financial income	679	604	840	604	840
Share in loss of joint venture	(139)	(123)	(103)	(123)	(103)
(Loss) profit before taxes	854	761	317	761	317
Income taxes	(1,196)	(1,065)	(500)	(1,065)	(500)
Net (loss) profit for the period	(342)	(304)	(183)	(304)	(183)
Net (loss) profit attributable to:
The owners of the parent	(342)	(304)	(183)	(304)	(183)
Non-controlling interest	—	—	—	—	—
Earnings per share attributable to owners of the parent
Basic	(0.01)	(0.01)	0.00	(0.01)	0.00
Diluted	(0.01)	(0.01)	0.00	(0.01)	0.00
Weighted average basic shares outstanding	52,891	52,891	47,428	52,891	47,428
Weighted average diluted shares outstanding	52,891	52,891	47,428	52,891	47,428

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€
Net profit (loss) for the period	(342)	(304)	(183)	(304)	(183)
Other comprehensive income
Exchange difference on translation of foreign operations	661	588	(95)	588	(95)
Other comprehensive income (loss), net of taxes	661	588	(95)	588	(95)
Total comprehensive income (loss) for the year, net of taxes	319	284	(278)	284	(278)
Total comprehensive income (loss) attributable to:
The owners of the parent	319	284	(278)	284	(278)
Non-controlling interest	—	—	—	—	—

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000	2019	2018
	€	€
Assets
Non-current assets
Goodwill	17,680	17,491
Intangible assets	26,189	26,326
Property, plant & equipment	97,120	92,537
Investments in joint ventures
Deferred tax assets	257	315
Other non-current assets	9,388	7,237
Total non-current assets	150,634	143,906
Current assets
Inventories	11,203	9,986
Trade receivables	39,397	36,891
Other current assets	7,172	6,936
Cash and cash equivalents	111,052	115,506
Total current assets	168,824	169,319
Total assets	319,458	313,225

	As of March 31,	As of December 31,
In 000	2019	2018
	€	€
Equity and liabilities
Equity
Share capital	3,050	3,050
Share premium	136,741	136,637
Consolidated reserves	(2,152)	(1,848)
Other comprehensive income	(1,262)	(1,850)
Equity attributable to the owners of the parent	136,377	135,989
Non-controlling interest	—	—
Total equity	136,377	135,989
Non-current liabilities
Loans & borrowings	93,638	92,440
Deferred tax liabilities	6,484	6,226
Deferred income	4,813	4,587
Other non-current liabilities	585	868
Total non-current liabilities	105,520	104,121
Current liabilities
Loans & borrowings	15,517	13,598
Trade payables	17,128	18,667
Tax payables	2,730	2,313
Deferred income	26,476	23,195
Other current liabilities	15,710	15,342
Total current liabilities	77,561	73,115
Total equity and liabilities	319,458	313,225

Consolidated statement of cash flows (Unaudited)

	For the three months ended March 31,
in 000	2019	2018
	€	€
Operating activities
Net (loss) profit for the period	(304)	(183)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	3,429	2,700
Amortization of intangible assets	1,101	1,305
Share-based payment expense	(177)	89
Loss (gain) on disposal of property, plant & equipment	51	–
Movement in provisions	14	(16)
Movement reserve for bad debt	(136)	84
Financial income	(60)	(667)
Financial expense	583	1,067
Impact of foreign currencies	83	310
Share in loss of a joint venture (equity method)	124	103
(Deferred) income taxes	1,065	501
Other	35	(88)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(2,393)	(4,372)
Decrease (increase) in inventories	(1,200)	1,147
Increase in trade payables and other payables	2,251	5,027
Income tax paid	(385)	(807)
Net cash flow from operating activities	4,081	6,200

	For the three months ended March 31,
in 000	2019	2018
	€	€
Investing activities
Purchase of property, plant & equipment	(2,657)	(4,275)
Purchase of intangible assets	(575)	(324)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	—	20
Convertible loan to third party	(2,500)	—
Investments in joint-ventures	—	—
Interest received	53	14
Net cash flow used in investing activities	(5,679)	(4,565)
Financing activities
Proceeds from loans & borrowings	1,500	12,413
Repayment of loans & borrowings	(2,543)	(11,388)
Repayment of finance leases	(1,399)	(760)
Capital increase	—	207
Interest paid	(503)	(404)
Other financial income (expense)	(110)	5
Net cash flow from (used in) financing activities	(3,055)	73
Net increase of cash & cash equivalents	(4,653)	1,708
Cash & cash equivalents at beginning of the year	115,506	43,175
Exchange rate differences on cash & cash equivalents	199	(186)
Cash & cash equivalents at end of the year	111,052	44,697

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31,		For the three months ended March 31,
In 000	2019	2018	2019	2018
	€	€	€	€
Net profit (loss) for the period	(304)	(183)	(304)	(183)
Income taxes	1,065	500	1,065	500
Financial expenses	1,196	1,550	1,196	1,550
Financial income	(604)	(840)	(604)	(840)
Share in loss of joint venture	123	103	123	103
Depreciation and amortization	4,530	4,006	4,530	4,006
EBITDA	6,006	5,136	6,006	5,136
Non-cash stock-based compensation expense (1)	(177)	88	(177)	88
Acquisition-related expenses business combinations	–	–	–	–
ADJUSTED EBITDA	5,829	5,224	5,829	5,224

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated (1)	Consoli- dated
	€	€	€	€	€	€
For the three months ended March 31, 2019
Revenues	9,350	13,566	24,184	47,100	15	47,115
Segment EBITDA	2,961	1,773	3,695	8,429	(2,423)	6,006
Segment EBITDA %	31.7%	13.1%	15.3%	17.9%		12.7%
For the three months ended March 31, 2018
Revenues	8,326	11,946	23,632	43,904	(5)	43,899
Segment EBITDA	2,324	2,060	3,133	7,517	(2,381)	5,136
Segment EBITDA %	27.9%	17.2%	13.3%	17.1%		11.7%

(1)

Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense).

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended March 31,		For the three months ended March 31,
In 000	2019	2018	2019	2018
	€	€	€	€
Net profit (loss) for the period	(304)	(183)	(304)	(183)
Income taxes	1,065	500	1,065	500
Financial cost	1,196	1,550	1,196	1,550
Financial income	(604)	(840)	(604)	(840)
Share in loss of joint venture	123	103	123	103
Operating profit	1,476	1,130	1,476	1,130
Depreciation and amortization	4,530	4,006	4,530	4,006
Corporate research and development	464	490	464	490
Corporate headquarter costs	2,565	2,263	2,565	2,263
Other operating income (expense)	(606)	(372)	(606)	(372)
Segment EBITDA	8,429	7,517	8,429	7,517